SEC FILE NUMBER 001-32473
CUSIP NUMBER 025334103

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR
For Period Ended: December 31, 2008

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ________________

PART I -- REGISTRANT INFORMATION ________________
American Dairy, Inc.
Full Name of Registrant ________________
Former Name if Applicable ________________
Star City International Building, 10 Jiuqianxiao Road, C-16th Floor Address of Principal Executive Office (Street and Number) _______________
Chaoyang District, Beijing, China 100016 City, State and Zip Code

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

(a)  The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,
☒
Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable, without unreasonable effort and expense, to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2008 within the prescribed time period.  As previously reported, in December 2007 the Registrant dismissed Murrell, Hall, McIntosh & Co. PLLP (“MHM”) as its independent registered public accountant following notification of an informal SEC investigation related to MHM and other individuals and entities that provided accounting or advisory services to the Registrant.  Also as previously reported, in January 2008, the Registrant engaged Grant Thornton, the Hong Kong member firm of Grant Thornton International Ltd. (“GT”), as its new independent registered public accountant.  In addition to its audit for the 2008 and 2007 fiscal years, the Registrant initiated a voluntary re-audit of its historical financial statements for the 2006 and 2005 fiscal years (the “Re-audit”).  During the course of the Re-audit, the Registrant identified items that require reclassification and errors that require correction in certain financial statement line items in its financial statements as of and for the 2006 and 2005 fiscal years.  On March 26, 2009, management of the Registrant, in consultation with GT and the Audit Committee of the Registrant’s board of directors, concluded that the Re-audit was sufficiently complete such that the Registrant could evaluate the materiality of these errors and reclassifications on the Registrant’s previously filed financial statements.  Accordingly, management of the Registrant, in consultation with GT and the Audit Committee of the Registrant’s board of directors, concluded that the Registrant’s previously filed financial statements as of and for the fiscal years ended December 31, 2006 and 2005 should be restated and should no longer be relied upon.  Due to the Registrant’s efforts to finalize the Re-Audit, the audit for the 2007 fiscal year, and the Annual Report on Form 10-K for the fiscal year ended December 31, 2007, including restated financial statements as of and for the fiscal years ended December 31, 2006 and 2005, and after consultation with GT and the Audit Committee of the Registrant’s board of directors, the Registrant is unable, without unreasonable effort and expense, to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2008 by the prescribed filing date.  The Registrant intends to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2008 no later than April 15, 2009.

PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Judy F. Tu, Vice President
(Name)

1 (626) 757 8885
(Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes ☒ No

Annual Report on Form 10-K for the period ended December 31, 2007; and

Quarterly Report on Form 10-Q for the period ended March 31, 2008; and

Quarterly Report on Form 10-Q for the period ended June 30, 2008; and

Quarterly Report on Form 10-Q for the period ended September 30, 2008.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  ☐  Yes  ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

American Dairy, Inc.
 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2009	By:	/s/ Jonathan Chou
Jonathan Chou Chief Financial Officer